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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03001977

## ANNUAL AUDITED REPORT
### FORM X-17A-5
### PART III

RECEIVED
FEB 2 8 2003

SEC FILE NUMBER

8 – 53087

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1/01/2002____ AND ENDING ____12/31/02____
                                          MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**New Investor World Incorporated**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Quorum Drive, Suite 155
(No. and Street)

Dallas                          Texas                          75254
(City)                          (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

**2300 Honey Locust Drive**      **Irving**        **Texas**        **75063**
(Address)                        (City)            (State)          (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, _____Douglas W. Powell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**New Investor World Incorporated**_____, as of
_____December 31_____, 20____02_____, are true and correct.  I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

Signature

*C E O*

Title

Sarah C. Richard

Notary Public

SARAH C. RICHARD
Notary Public, State of Texas
My Commission Expires 09-30-05

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW INVESTOR WORLD INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2002

# CONTENTS

# PHILLIP V. GEORGE, PLLC
## CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Investor World Incorporated

We have audited the accompanying statement of financial condition of New Investor World Incorporated as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Investor World Incorporated as of December 31, 2002, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2003

1

# NEW INVESTOR WORLD INCORPORATED
## Statement of Financial Condition
### December 31, 2002

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 7,796 |
| Equipment, net of accumulated depreciation of $1,936 | | 2,902 |
| Lease deposit | | 1,547 |
| **TOTAL ASSETS** | $ | 12,245 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| **Liabilities** | $ | - |

**Stockholder's Equity**

| | |
|---|---:|
| Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 136,024 |
| Accumulated deficit | (124,779) |
| TOTAL STOCKHOLDER'S EQUITY | 12,245 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 12,245 |

## NEW INVESTOR WORLD INCORPORATED
### Statement of Income
### Year Ended December 31, 2002

**Revenue**

| | | |
|---|---|---:|
| Insurance commissions | $ | 66,466 |
| Other income | | 2,003 |
| | | |
| TOTAL REVENUE | | 68,469 |

**Expenses**

| | | |
|---|---|---:|
| Occupancy and equipment costs | | 968 |
| Regulatory fees and expenses | | 3,868 |
| Management fees paid to Parent | | 69,264 |
| Other expenses | | 175 |
| | | |
| TOTAL EXPENSES | | 74,275 |
| | | |
| **NET LOSS** | $ | (5,806) |

See notes to financial statements.                    3

# NEW INVESTOR WORLD INCORPORATED
## Statement of Changes in Stockholder's Equity
### Year Ended December 31, 2002

| | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2001 | 10,000 | $ 1,000 | $131,655 | $(118,973) | $ 13,682 |
| Additional capital contributed | - | - | 4,369 | - | 4,369 |
| Net loss | - | - | - | (5,806) | (5,806) |
| Balances at December 31, 2002 | 10,000 | $ 1,000 | $136,024 | $(124,779) | $ 12,245 |

See notes to financial statements.

4

# NEW INVESTOR WORLD INCORPORATED
## Statement of Cash Flows
## Year Ended December 31, 2002

**Cash flows from operating activities:**

| | |
|---|---:|
| Net loss | $ (5,806) |
| Adjustments to reconcile net loss to | |
| net cash used in operating activities: | |
| Depreciation | 968 |
| Change in assets and liabilities: | |
| Decrease in commissions receivable | 2,702 |
| Decrease in payable to Parent | (3,226) |
| | |
| Net cash used in operating activities | (5,362) |

**Cash flows from financing activities:**

| | |
|---|---:|
| Additional capital contributed | 4,369 |
| | |
| Net cash provided by financing activities | 4,369 |
| | |
| Net decrease in cash | (993) |
| Cash at beginning of year | 8,789 |
| | |
| Cash at end of period | $ 7,796 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid during the year for interest or income taxes.

# NEW INVESTOR WORLD INCORPORATED
## Notes to Financial Statements

**Note 1 - Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

New Investor World Incorporated (the Company) was organized in September 2000 as a Texas corporation. The Company is a wholly owned subsidiary of NIW Holdings, Inc. (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company markets wholesale insurance products to other broker/dealers using various strategies. The Company's customers are broker/dealers located throughout the United States.

Significant Accounting Policies:

### Basis of Accounting

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company limit its business to the distribution of mutual funds and/or variable life insurance or annuities.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five years.

### Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

**Note 5 -** **Related Party Transactions**

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Under a Services Agreement effective January 1, 2002, the Parent provides the Company with personal property, support staff and office space and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of the Parent. The Agreement allows the Company to waive any such portion of the fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 2). Fees incurred for the year ended December 31, 2002 under this Agreement totaled $69,264. The Agreement was not consummated on terms equivalent to arms length transactions.

**Schedule I**

**NEW INVESTOR WORLD INCORPORATED**
**Computation of Net Capital and Aggregate**
**Indebtedness Pursuant to Rule 15c3-1**
**December 31, 2002**

| | |
|---|---:|
| Total stockholder's equity qualified for net capital | $ 12,245 |
| | |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Equipment, net | 2,902 |
| Lease deposit | 1,547 |
| | |
| Total deductions and/or charges | 4,449 |
| | |
| Net Capital | $ 7,796 |
| | |
| Aggregate indebtedness | $ - |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or | |
| 6 2/3% of aggregate indebtedness) | $ 5,000 |
| | |
| Net capital in excess of minimum requirement | $ 2,796 |
| | |
| Ratio of aggregate indebtedness to net capital | Zero to 1 |

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2002 as filed by New Investor World Incorporated
on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

9

# PHILLIP V. GEORGE, PLLC
## CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL CONTROL

Board of Directors
New Investor World Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of New Investor World Incorporated (the Company) for the period ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

2300 Honey Locust Drive   Irving, TX 75063   (214) 358-5150   Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 31, 2003

11